March 24, 2015

VIA EDGAR

Shannon Sobotka, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Reven Housing REIT, Inc. Item 4.02 Form 8-K

Filed on March 16, 2015

File No. 000-54156

Dear Ms. Sobotka:

This letter will respond to your March 20, 2015 letter to Chad M. Carpenter, Chief Executive Officer of Reven Housing REIT, Inc. (“Company”).

Please be advised that the Company intends to restate its consolidated statements of operations for the fiscal year ended December 31, 2013 and for the three and nine month periods ended September 30, 2014 and its consolidated balance sheets as of December 31, 2013 and September 30, 2014 for purposes of expensing certain previously capitalized costs and for showing the effect of amortizing certain lease origination costs, all as more fully described in the above-referenced Form 8-K. The Company intends to restate the aforementioned financial statements by way of amendments to its annual report on Form 10-K for the fiscal year ended December 31, 2013 and its quarterly report on Form 10-Q for the quarter ended September 30, 2014 filed with the Securities and Exchange Commission on March 25, 2014 and November 12, 2014, respectively. The Company expects to file the amendments during the week of April 11, 2015.

Please be further advised that the Company is currently re-assessing the effectiveness of its internal control over financial reporting at December 31 2013 and its disclosure controls and procedures at September 30, 2014 and intends to provide appropriate disclosure in its amended 2013 Form 10-K and its Form 10-Q for the quarter ended September 30, 2014 of its previously reported conclusions with respect to each matter.

The Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

3.	The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions concerning the matters disclosed in this letter, please feel free to contact myself or our counsel, Daniel K. Donahue, of Greenberg Traurig, LLP, at (949) 732-6557.

Very truly yours, Thad L. Meyer Chief Financial Officer

cc:	Daniel K. Donahue, Esq.

Greenberg Traurig, LLP

3161 Michelson Drive, Suite 1000

Irvine, CA 92612